UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Neuberger Berman High Yield Strategies Fund
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

64128C106
(CUSIP Number)

February 6, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	64128C106

1	Names of Reporting Persons

Saba Capital Management, L.P.
2	Check the appropriate box if a member of a Group (see instructions)

(a)	[ ]
(b)	[ ]
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

-0-
Number of		Shared Voting Power
Shares	6
Beneficially		3,179,202
Owned by Each
Reporting Person	7	Sole Dispositive Power
With:
-0-
	8	Shared Dispositive Power

3,179,202
9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,179,202
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

16.27%
12	Type of Reporting Person (See Instructions)

PN; IA

The percentages used herein are calculated based upon 19,540,585 shares of common stock outstanding as of 10/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 1/07/2019.

SCHEDULE 13G/A

CUSIP No.	64128C106

1	Names of Reporting Persons

Boaz R. Weinstein
2	Check the appropriate box if a member of a Group (see instructions)

(a)	[ ]
(b)	[ ]
3	Sec Use Only

4	Citizenship or Place of Organization

United States
	5	Sole Voting Power

-0-
Number of		Shared Voting Power
Shares	6
Beneficially		3,179,202
Owned by Each
Reporting Person	7	Sole Dispositive Power
With:
-0-
	8	Shared Dispositive Power

3,179,202
9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,179,202
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

16.27%
12	Type of Reporting Person (See Instructions)

IN

The percentages used herein are calculated based upon 19,540,585 shares of common stock outstanding as of 10/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 1/07/2019.

Item 1.

(a)	Name of Issuer: Neuberger Berman High Yield Strategies Fund

(b)	Address of Issuer’s Principal Executive Offices: 605 3rd Ave, 2nd Floor, NY, NY 10158

Item 2.

(a)

Name of Person Filing: Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital") and Mr. Boaz R. Weinstein (together, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated October 19, 2018, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(c)	Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

(d)	Title and Class of Securities: Common stock, $0.0001 Par Value (the "Common Stock").

(e)	CUSIP No.: 64128C106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)

Amount Beneficially Owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class. N/A

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/11/2019

/s/ Signature Michael D’Angelo

Name: Michael D’Angelo

Title: Chief Compliance Officer

Boaz R. Weinstein

By: Michael D’Angelo

Title: Attorney-in-fact***

*** Pursuant to a Power of Attorney dated as of November 16, 2015